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                            February 5, 2024

       Zou Junming Terence
       Chief Executive Officer
       Ryde Group Ltd
       Duo Tower, 3 Fraser Street, #08-21
       Singapore 189352

                                                        Re: Ryde Group Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed January 18,
2024
                                                            File No. 333-274283

       Dear Zou Junming Terence:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed January 18, 2024

       Dilution, page 45

   1. Please clarify how you arrived at the 4,411,878 Class A Ordinary Shares issued in
                                                        September 2023 in the
last table on page 45. Based on your disclosures on page F-39, it appears the shares
issued in September 2023 related to 38,251 shares issued to Meili
                                                        Noteholders and
1,155,350 shares issued to a third party for a convertible loan. Please clarify or revise.
       Compensation of Directors and Executive Officers, page 89

   2. Revise to update this discussion for the fiscal year ended December 31, 2023, consistent with Item 6.B. of Form
20-F. This comment also applies to your related party transaction disclosure on page 91.
Refer to Item 7.B. of Form 20-F.
 Zou Junming Terence
Ryde Group Ltd
February 5, 2024
Page 2

       Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,
FirstName LastNameZou Junming Terence
                                                         Division of
Corporation Finance
Comapany NameRyde Group Ltd
                                                         Office of Trade &
Services
February 5, 2024 Page 2
cc:       Meng Ding
FirstName LastName